Filed Pursuant to Rule 424(b)(3)

Under Registration No. 333-191801

SUPPLEMENTAL PROSPECTUS

PRIME MERIDIAN HOLDING COMPANY

Up To 1,200,000 Shares of Common Stock

EXTENSION OF OFFERING PERIOD

Prime Meridian Holding Company has extended the term of its Offering, which will now continue on an ongoing basis until no later than June 30, 2014, as permitted under the Prospectus. The Company may elect, in its sole discretion, to end this Offering prior to the June 30, 2014 expiration date.

March 28, 2014